EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

	Three Months
	Ended		Year Ended December 31, (a)
	March 31, 2008		2007		2006	2005	2004

Income from continuing operations before minority interest	$22,940		$86,391		$67,342	$54,497	$49,925
Add: Interest expense	22,245		87,230		70,179	47,892	27,414
Subtract: Minority interest in income of subsidiaries which have not incurred fixed charges	(331)		(1,407)		(1,404)	(571)	–
Earnings available for fixed charges	$44,854		$172,214		$136,117	$101,818	$77,339

Combined fixed charges and preferred stock dividends:
Interest incurred	$39,648		$143,910		$106,451	$76,471	$45,477
Preferred stock dividends	2,928		12,020		16,090	16,090	12,595
Preferred stock redemption charge	–		2,799		–	–	1,876

Total combined fixed charges and preferred stock dividends	$42,576		$158,729		$122,541	$92,561	$59,948

Ratio of earnings to combined fixed charges and preferred stock dividends (b)	1.05	(d)	1.08	(c)	1.11	1.10	1.29	(c)

(a)          Amounts disclosed for prior periods have been reclassified to conform to the current year presentation related to discontinued operations.

(b)         For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before income taxes and fixed charges less minority interest in income of subsidiaries which have not incurred fixed charges.  Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and preferred stock dividends.

(c)          Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007 and year ended December 31, 2004 included the effect of the preferred stock redemption charge pursuant to FASB Emerging Issues Task Force Topic D-42. Excluding the impact of these charges, the ratio of earnings to combined fixed charges and preferred stock dividends for the year 2007 and 2004 is 1.10 and 1.33, respectively.

(d)         Ratio of earnings to combined fixed charges and preferred stock dividends for the three months ended March 31, 2008 included the effect of a non-cash impairment charge aggregating $1,985,000 related to certain investments.  Excluding the impact of this non-cash impairment charge, the ratio of earnings to combined fixed charges and preferred stock dividends for the quarter ended March 31, 2008 is 1.10.